U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING                                   SEC FILE NUMBER
                                                                   0-22750
[X] Form 10-KSB

For the Annual Period Ended June 30, 2000

Part I     Registrant Information

Full Name of Registrant:     Quintek Technologies, Inc.

Address of Principal Executive Office (Street and Number)

                             537 Constitution Ave., Suite B
                             Camarillo, California, 93012

Part II    Rules 12b-25(b) and (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.


Part III   Narrative

     The Report on Form 10-KSB for Quintek Technologies, Inc., (Quintek) for the year ended June 30, 2000, is due to be filed on September 28, 2000. As of September 29, 2000, Quintek's management has not completed its description of its business and operations for fiscal 2000,after recently receiving detailed financial information from its independent accountants. Quintek expects that its Form 10-QSB will be filed before October 13, 2000.

On February 24, 2000, Quintek Technologies, Inc. ("Quintek"), a California corporation, acquired all of Juniper's outstanding shares of common stock from Juniper's sole shareholder in exchange for $200,000 cash and 400,000 shares of Quintek's common stock. As a result, Juniper became a wholly-owned subsidiary of Quintek, and Quintek became a reporting company under Section 12 of the Securities Exchange Act of 1934.

Juniper's fiscal year ended December 31, 2000, and the Company previously filed a report on Form 10-KSB for the year ended December 31, 2000, prior to the combination of Juniper and Quintek. As part of the Juniper acquisition, Quintek adopted a June 30, 2000, fiscal year, in line with its fiscal year prior to the acquisition.

Part IV    Other Information

     (1) Name and telephone number of person to contact in regard to this information.

     Lee Polson              512-474-8881

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]  Yes     [  ]  No

     Quintek was not a reporting company for the year ended June 30, 1999. Juniper, the predecessor registrant, reported negligible assets and no earnings for its year ended December 31, 1999. Quintek expects to report total assets at June 30, 2000, of approximately $600,000, and a total loss for the year ended June 30, 2000 of approximately $6,800,000, compared to a total loss for the year ended June 30, 1999, of approximately $7,300,000.

                                Signatures

     Quintek Technologies, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Quintek Technologies, Inc.


Date:  September 28, 2000                    /s/ Thomas W. Sims
                                          ----------------------------------
                                          Thomas W. Sims, President